EXHIBIT 99.1

Mogo Completes Acquisition of Digital Payments Company Carta Worldwide

Transformational deal combines leading Canadian fintech with over 1 million members with next-gen payments technology platform that processed over $5.0 billion in transaction volume in 2020

Adds B2B payments platform addressing the $2.5 trillion global payments market1

Christopher Payne joins Mogo’s Board of Directors

Vancouver, British Columbia, January 26, 2021 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO) (“Mogo” or the “Company”), a digital payments and financial technology company empowering the next generation of consumers, today announced the closing of its acquisition of Carta Solutions Holding Corporation (“Carta”), a leader in providing next-gen digital payments solutions. The acquisition was previously disclosed in a press release on November 17, 2020.

Carta’s modern issuing platform is the engine behind innovative fintech companies and products around the globe, powering over 100 card programs and providing vital processing technology to industry leaders including TransferWise, Sodexo, Payfare, and others. Founded in 2007, Carta’s management team has decades of payments and technology industry experience. Carta is currently operating in Europe, Asia and Canada and recently expanded into the U.S. market. Carta’s executive team will continue to run the operations as part of Mogo.

The combination is expected to:

•	Significantly expand Mogo’s total addressable market by entering the global $2.5 trillion global payments market;
•	Increase Mogo’s revenue scale and accelerate the growth of its high-margin subscription and transaction-based revenue; and
•	Strengthen the Company’s digital wallet capabilities, which includes the development of its peer-to-peer payment solution.

“We look forward to working with the Carta team to take advantage of the massive opportunity in front of us created by the accelerating shift to digital for financial services,” said David Feller, Chief Executive Officer of Mogo.

“This transformational transaction further enhances Mogo’s position as one of Canada’s leading fintech companies, accelerates the growth of our subscription & transaction-based revenue, and expands Mogo’s addressable market into the $2.5 trillion global payments business,” added Greg Feller, President of Mogo.

Peter Kaju, CEO of Carta, commented: “We’re excited to complete this transaction and join Mogo’s strong and well-established fintech platform. Our pipeline is growing, driven by the adoption of next-gen payments programs globally, and we see tremendous opportunity to accelerate growth with the added resources and scale Mogo provides.”

Under the terms of the acquisition, Mogo issued former holders of Carta securities 10 million common shares of Mogo in exchange for all of the issued and outstanding securities of Carta. The Mogo shares have been issued to an intermediary limited partnership and will not begin to be distributed to former holders of Carta securities, including management, until the earlier of (i) the date on which the 10-day volume-weighted average price of Mogo shares on the Toronto Stock Exchange is equal to at least $7.45 per share, and (ii) September 30, 2022 (or December 31, 2021, in the case of former holders of certain Carta notes issued in 2019). For more information, see the Company’s management information circular dated November 27, 2020.

As previously disclosed, Christopher Payne, Carta’s lead director, has joined Mogo’s board concurrent with the closing of the acquisition. Mr. Payne has deep experience in M&A and private equity with a strong focus on the technology sector. He is the Managing Partner and Founder of Hawthorn Equity Partners, a leading middle market private equity firm launched in 2005. Previously, Mr. Payne was a Managing Director within the Merchant Banking Group of CIBC. Prior to CIBC, he was an entrepreneur working with a group of investors and executives in Silicon Valley on the formation of a business that ultimately became PayPal. Mr. Payne also worked at BMO Nesbitt Burns in M&A and later helped start BMO Nesbitt Burns Equity Partners, a North American mid-market focused merchant bank. He holds an Honour’s Bachelor’s Degree in Commerce from Queen’s University and an MBA from The Wharton School.

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated December 31, 2020 to its short form base shelf prospectus dated December 5, 2019.

1McKinsey & Company, Global Banking Practice, “The 2020 McKinsey Global Payments Report”. October 2020.

Forward-Looking Statements

This news release may contain “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding our ability to accelerate the growth of our subscription & transaction-based revenue and capitalize on the accelerating shift to digital for financial services. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo’s growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo’s control. For a description of the risks associated with Mogo’s business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

About Mogo

Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them get in control of their financial health and be more mindful of the impact they have on society and the planet. Users can sign up for a free account in only three minutes, begin to learn the 4 habits of financial health and get convenient access to products that can help them achieve their financial goals and have a positive impact on the planet including a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, free monthly credit score monitoring, ID fraud protection and personal loans. Members can also easily buy and sell bitcoin 24/7 through the Mogo app, as well as participate in Mogo’s new bitcoin rewards program. The Mogo platform has been purpose-built to deliver a best-in-class digital experience, with best-in-class products, all through one account. With more than one million members and a marketing partnership with Canada’s largest news media company, Mogo continues to execute on its vision to gamify financial health and become the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:
Craig Armitage
Investor Relations
craiga@mogo.ca
(416) 347-8954

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